UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41669

Multi Ways Holdings Limited

(Translation of registrant’s name into English)

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 1, 2024, Multi Ways Holdings Limited (the “Company”) issued 1,000,000 and 700,000 ordinary shares of the Company (the “Shares”) under Company’s 2023 Equity Incentive Plan (the “Plan) to Lim Eng Hock, the Chief Executive Officer, Executive Director, and Chairman of the Board of the Company, and Lee Noi Geck, the Chief Administration Officer and Executive Director of the Company, respectively, as compensation for their continued service in the Company.

On September 25, 2024, the Company issued 500,000 and 100,000 Shares under the Plan to Lim Mei Jun, the Deputy Chief Executive Officer of the Company, and Tan Lu Chong, the Chief Operating Officer of the Company, respectively, as compensation for their continued service in the Company.

In addition, on September 25, 2024, the Company issued an additional 90,000 Shares under the Plan to certain other employees of the Company as compensation for their continued service in the Company.

The shares were issued pursuant to a registration statement on S-8 (Registration No. 275277).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2024	Multi Ways Holdings Limited

	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer and Director